UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 26, 2011**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On January 26, 2011 First Financial Holdings, Inc. announced First Quarter Fiscal Year 2011 results. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated January 26, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: January 26, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. First Quarter Fiscal Year 2011 results.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

Contact
Dorothy B. Wright
Senior Vice President
Investor Relations and Corporate Secretary
(843) 529-5931 or (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES FIRST QUARTER FISCAL 2011 NET INCOME

CHARLESTON, SOUTH CAROLINA, January 26, 2011 – First Financial Holdings, Inc. (NASDAQ: FFCH) ("First Financial"), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), today announced net income of $1.2 million for the three months ended December 31, 2010, compared with net losses of $(1.2) million for the three months ended September 30, 2010 and $(4.5) million for the three months ended December 31, 2009. After the effect of the preferred stock dividend and related accretion, First Financial reported net income available to common shareholders of $210 thousand for the three months ended December 31, 2010, compared with net losses available to common shareholders of $(2.1) million and $(5.5) million for the three months ended September 30, 2010 and December 31, 2009, respectively. Diluted net income per common share was $0.01 for the current quarter, compared with diluted net loss per common share of $(0.13) for the prior quarter and $(0.33) for the same quarter last year.

"We are encouraged by the improved results for the quarter," said R. Wayne Hall, president and chief executive officer. "We reported lower charge-offs in the first fiscal quarter, and we continue to be focused on reducing the level of our nonperforming assets in order to maintain profitability. Our capital levels remain strong and we continue to explore opportunities evolving in our markets."

First Quarter Fiscal 2011 Highlights:

- Net interest margin remained strong for the current quarter at 3.83%, compared with 3.91% for the quarter ended September 30, 2010.

- Total loans increased $19.0 million or 0.7% over September 30, 2010 to $2.6 billion at December 31, 2010. Loan originations and renewals for the three months ended December 31, 2010 totaled $199.7 million, an increase of $25.9 million or 14.9% over the linked quarter.

- Core deposits, which include checking, savings, and money market accounts, totaled $1.1 billion at December 31, 2010, a decrease of $12.0 million or 1.1% from September 30, 2010. Time deposits totaled $1.3 billion at December 31, 2010, an increase of $6.6 million or 0.5% over September 30, 2010.

- The allowance for loan losses totaled $88.3 million at December 31, 2010 or 3.42% of total loans, compared with $86.9 million or 3.39% of total loans at September 30, 2010. The provision for loan losses totaled $10.5 million for the current quarter, a decrease of $7.1 million or 40.4% from the prior quarter. Net charge-offs totaled $9.0 million, a decrease of $8.6 million from the linked quarter.

- Delinquent loans totaled $37.2 million at December 31, 2010 or 1.44% of total loans, compared with $30.3 million or 1.18% of total loans at September 30, 2010. Nonperforming loans totaled $156.6 million at December 31, 2010 or 6.06% of total loans, as compared with $141.2 million or 5.51% of total loans at September 30, 2010.

- First Federal remains categorized as "well-capitalized" under regulatory standards with total risk-based capital of 12.69% and Tier 1 risk-based capital of 11.42% at December 31, 2010.

Balance Sheet

Total assets at December 31, 2010 were $3.3 billion, a slight decrease of $21.7 million or 0.7% from September 30, 2010 and a decrease of $174.8 million or 5.0% from December 31, 2009. The decline from the same period last year was primarily the result of reductions in investment securities due to prepayments and declines in the loan portfolios due to lower loan demand from creditworthy borrowers, transfers of nonperforming loans to real estate owned ("REO"), and charge-offs during the year.

Investment securities, primarily mortgage-backed securities, totaled $435.5 million at December 31, 2010, a decrease of $37.9 million or 8.0% from September 30, 2010 and a decrease of $111.9 million or 20.4% from December 31, 2009.

The declines were primarily the result of high prepayment levels on higher yielding securities and the challenge in finding replacement securities with acceptable risk profiles and yields. As a result, the cash flows from maturities and prepayments were used to paydown advances from the FHLB and other borrowings rather than fully reinvesting these proceeds in other securities.

The following table summarizes the loan portfolio by major categories.

LOANS (in thousands)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Residential loans					
Residential 1-4 Family	$ 887,924	$ 836,644	$ 810,180	$ 778,747	$ 767,923
Residential construction	15,639	14,436	12,016	16,926	14,502
Residential land	53,772	56,344	57,977	61,893	65,606
Total residential loans	957,335	907,424	880,173	857,566	848,031
Commercial loans					
Commercial business	91,129	92,650	111,826	115,417	123,543
Commercial real estate	590,816	598,547	593,894	593,128	591,787
Commercial construction	23,895	28,449	40,102	60,561	69,865
Commercial land	133,899	143,366	164,671	188,838	214,023
Total commercial loans	839,739	863,012	910,493	957,944	999,218
Consumer loans					
Home equity	396,010	397,632	404,140	406,872	405,701
Manufactured housing	269,555	269,857	264,815	256,193	250,646
Marine	62,830	65,901	68,393	70,506	73,536
Other consumer	57,898	60,522	62,805	63,134	67,070
Total consumer loans	786,293	793,912	800,153	796,705	796,953
Total loans	2,583,367	2,564,348	2,590,819	2,612,215	2,644,202
Less: Allowance for loan losses	88,349	86,871	86,945	82,731	73,534
Net loans	$ 2,495,018	$ 2,477,477	$ 2,503,874	$ 2,529,484	$ 2,570,668

Total loans at December 31, 2010 increased $19.0 million or 0.7% over September 30, 2010 and decreased $60.8 million or 2.3% from December 31, 2009. Increases in residential 1-4 family loans, which resulted from the strategic decision to retain substantially all 15-year residential mortgage loan originations in the portfolio, were offset by declines in most other loan categories. The decline in total loans was primarily the result of lower loan demand from creditworthy borrowers, transfers of nonperforming loans to REO, and charge-offs in most other loan categories, as well as paydowns as a result of normal borrower activity.

Loan originations and renewals totaled $199.7 million during the three months ended December 31, 2010, compared with $173.8 million in the linked quarter and $165.9 million during the same quarter last year. While First Federal remains focused on originating new commercial business loans, the increases in total loans was primarily the result of higher residential mortgage volume due to the current low interest rate environment.

The following table summarizes deposits by major categories.

DEPOSITS (in thousands)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Noninterest-bearing	$ 220,861	$ 223,915	$ 223,058	$ 220,375	$ 216,221
Interest-bearing	405,727	390,310	385,738	366,935	341,248
Savings	169,770	167,381	163,468	163,451	153,674
Money market	317,002	343,769	346,535	345,752	359,509
Total core deposits	1,113,360	1,125,375	1,118,799	1,096,513	1,070,652
Retail CDs < $100,000	542,605	556,669	564,482	579,544	586,482
Retail CDs > $100,000	445,755	438,031	413,011	387,135	361,323
Total Retail CDs	988,360	994,700	977,493	966,679	947,805
CDARs	87,728	69,280	135,306	157,205	77,213
Brokered CDs	220,164	225,708	232,059	233,633	197,757
Total Wholesale CDs	307,892	294,988	367,365	390,838	274,970
Total Time Deposits	1,296,252	1,289,688	1,344,858	1,357,517	1,222,775
Total deposits	**$2,409,612**	**$2,415,063**	**$2,463,657**	**$2,454,030**	**$2,293,427**

Core deposits at December 31, 2010 decreased $12.0 million or 1.1% from September 30, 2010 and increased $42.7 million or 4.0% over December 31, 2009. The decrease from the prior quarter was due in part to calendar year-end seasonal changes in customer activity, with the majority of the decline occurring in the money market category. The increase over the same period last year was primarily the result of several marketing initiatives and campaigns during the last twelve months to attract and retain core deposits. Time deposits at December 31, 2010 increased slightly by $6.6 million or 0.5% over September 30, 2010 and increased $73.5 million or 6.0% over December 31, 2009. The increases in time deposits during the last year were primarily the result of a strategy to shift the funding mix to achieve global asset/liability objectives. Wholesale CDs totaled 12.8% of total deposits at December 31, 2010, compared with 12.2% at September 30, 2010 and 12.0% at December 31, 2009.

Advances from the FHLB at December 31, 2010 decreased $11.1 million or 2.2% from September 30, 2010 to $497.1 million and decreased $68.5 million or 12.1% from December 31, 2009. The decreases were primarily the result of using cash flow from the investment securities and loan portfolios to paydown advances, as well as the shift in funding mix to core and time deposits. First Financial maintains a strong liquidity position, with substantial on- and off-balance sheet liquidity sources and a stable funding base comprised of approximately 73% deposits, 16% borrowings, 10% equity, and 1% short-term liabilities.

Shareholders' equity totaled $315.3 million at December 31, 2010, essentially unchanged from September 30, 2010 and a decrease of $39.1 million or 11.0% from December 31, 2009. The decrease was primarily the result of net losses incurred during the last year. First Federal's regulatory capital ratios continue to be above "well-capitalized" minimums, as evidenced by the key capital ratios and additional capital information presented in the following table.

		For the Quarter Ended				
		December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
First Financial:						
Equity to assets		9.55%	9.58%	9.74%	9.91%	10.20%
Tangible common equity to tangible assets (non-GAAP)		6.51	6.55	6.71	6.93	7.30
Book value per common share		$ 15.15	$ 15.32	$ 15.66	$ 16.34	$ 17.52
Tangible common book value per share (non-GAAP)		12.86	13.02	13.34	14.02	15.19
Dividends paid per common share, authorized		0.05	0.05	0.05	0.05	0.05
Common shares outstanding, end of period (000s)		16,527	16,527	16,527	16,527	16,526
	Regulatory Minimum for "Well-Capitalized"					
First Federal:						
Leverage capital ratio	4.00%	8.58%	8.47%	8.46%	7.74%	7.67%
Tier 1 risk-based capital ratio	6.00	11.42	11.27	11.19	9.83	9.78
Total risk-based capital ratio	10.00	12.69	12.55	12.46	11.10	11.05

Credit Quality

First Federal's loan portfolio is affected by numerous factors, including the economic environment in the markets it serves. First Federal carefully monitors its loans in an effort to identify and mitigate any potential credit quality issues and losses in a proactive manner. The following tables highlight several of the significant qualitative aspects of the loan portfolio to illustrate the overall level of quality and risk inherent in the portfolio.

DELINQUENT LOANS (30-89 days past due) (in thousands)	December 31, 2010 $	% of Portfolio	September 30, 2010 $	% of Portfolio	June 30, 2010 $	% of Portfolio	March 31, 2010 $	% of Portfolio	December 31, 2009 $	% of Portfolio
Residential loans										
Residential 1-4 Family	$ 6,712	0.76 %	$ 3,486	0.42 %	$ 5,244	0.65 %	$ 8,214	1.05 %	$ 6,076	0.79 %
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	432	0.80	302	0.54	799	1.38	791	1.28	2,799	4.27
Total residential loans	7,144	0.75	3,788	0.42	6,043	0.69	9,005	1.05	8,875	1.05
Commercial loans										
Commercial business	3,476	3.81	2,140	2.31	2,355	2.11	4,315	3.74	4,909	3.97
Commercial real estate	10,600	1.79	8,920	1.49	7,441	1.25	13,381	2.26	12,249	2.07
Commercial construction	635	2.66	1,981	6.96	---	---	1,602	2.65	947	1.36
Commercial land	5,348	3.99	3,428	2.39	1,192	0.72	2,314	1.23	4,662	2.18
Total commercial loans	20,059	2.39	16,469	1.91	10,988	1.21	21,612	2.26	22,767	2.28
Consumer loans										
Home equity	4,355	1.10	4,625	1.16	4,661	1.15	4,477	1.10	4,609	1.14
Manufactured housing	4,043	1.50	3,207	1.19	2,992	1.13	3,806	1.49	3,697	1.47
Marine	707	1.13	462	0.70	425	0.62	981	1.39	1,754	2.39
Other consumer	905	1.56	1,765	2.92	527	0.84	594	0.94	1,172	1.75
Total consumer loans	10,010	1.27	10,059	1.27	8,605	1.08	9,858	1.24	11,232	1.41
Total delinquent loans	$ 37,213	1.44 %	$ 30,316	1.18 %	$ 25,636	0.99 %	$ 40,475	1.55 %	$ 42,874	1.62 %

Total delinquencies at December 31, 2010 increased $6.9 million or 22.8% over the prior quarter. The increase in the residential 1-4 family category was primarily related to one large borrower with a $1.6 million loan, which has adequate collateral to mitigate any potential loss. Increases in the commercial business and commercial real estate categories were related to one loan totaling $1.8 million, which is supported by income-producing collateral, as well as numerous smaller dollar loans. These commercial and small business loans have started to show signs of weakness and are being actively monitored for resolution. The increase in delinquent commercial land loans was primarily the result of one loan totaling $1.8 million, which matured while negotiations with the borrowers continue.

Total delinquent loans at December 31, 2010 also included $4.2 million in loans covered under a purchase and assumption "loss-share" agreement with the Federal Deposit Insurance Corporation ("FDIC"), as compared with $5.0 million at September 30, 2010.

NONPERFORMING ASSETS	December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010		December 31, 2009	
(in thousands)	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Residential loans										
Residential 1-4 Family	$ 20,371	2.29 %	$ 17,350	2.07 %	$ 17,898	2.21 %	$ 13,763	1.77 %	$ 15,759	2.05 %
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	4,997	9.29	4,872	8.65	5,527	9.53	5,922	9.57	5,485	8.36
Total residential loans	25,368	2.65	22,222	2.45	23,425	2.66	19,685	2.30	21,244	2.51
Commercial loans										
Commercial business	9,769	10.72	6,951	7.50	6,789	6.07	7,563	6.55	5,238	4.24
Commercial real estate	57,724	9.77	48,973	8.18	35,560	5.99	34,583	5.83	28,637	4.84
Commercial construction	4,484	18.77	5,704	20.05	5,738	14.31	7,127	11.77	3,706	5.30
Commercial land	43,824	32.73	46,109	32.16	50,269	30.53	55,719	29.51	40,164	18.77
Total commercial loans	115,801	13.79	107,737	12.48	98,356	10.80	104,992	10.96	77,745	7.78
Consumer loans										
Home equity	9,450	2.39	6,969	1.75	6,937	1.72	7,773	1.91	6,626	1.63
Manufactured housing	3,609	1.34	2,909	1.08	3,189	1.20	2,899	1.13	2,715	1.08
Marine	67	0.11	188	0.29	135	0.20	166	0.24	259	0.35
Other consumer	555	0.96	206	0.34	16	0.03	143	0.23	153	0.23
Total consumer loans	13,681	1.74	10,272	1.29	10,277	1.28	10,981	1.38	9,753	1.22
Total nonaccrual loans	154,850	5.99	140,231	5.47	132,058	5.10	135,658	5.19	108,742	4.11
Loans 90+ days still accruing	204		175		170		104		124	
Restructured Loans, still accruing	1,578		750		---		---		---	
Total nonperforming loans	156,632	6.06 %	141,156	5.51 %	132,228	5.10 %	135,762	5.20 %	108,866	4.12 %
Other repossessed assets acquired	19,660		11,950		12,543		11,957		20,864	
Total nonperfoming assets	$176,292		$153,106		$144,771		$147,719		$129,730	

Total nonperforming assets at December 31, 2010 increased $23.2 million or 15.1% over the linked quarter. The increase in nonperforming loans over the linked quarter included $9.3 million of predominantly commercial loans determined to be impaired and moved to nonperforming status prior to becoming 90 days past due. Three loans accounted for 47% of this total. Additionally, 30 loans totaling $6.1 million were matured in excess of 90 days and were moved to nonperforming status while negotiations with the borrowers continue toward renewal or alternate resolution. The remaining net increase from the linked quarter was related primarily to a higher number of relatively small loans migrating from delinquency to nonperforming. Reductions offsetting the new nonperforming loans include $3.2 million in charged-off loans, $8.0 million in transfers to REO, and $5.3 million in paydowns as a result of normal borrower activity.

The nonperforming loans at December 31, 2010 included $13.7 million in loans covered under a purchase and assumption "loss-share" agreement with the FDIC, as compared with $14.7 million at September 30, 2010.

NET CHARGE-OFFS	December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010		December 31, 2009	
(in thousands)	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*
Residential loans										
Residential 1-4 Family	$ 612	0.28 %	$ 2,311	1.12 %	$ 1,673	0.84 %	$ 2,715	1.40 %	$ 59	0.03 %
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	735	5.34	1,297	9.08	975	6.51	1,127	7.07	1,781	10.08
Total residential loans	1,347	0.58	3,608	1.61	2,648	1.22	3,842	1.80	1,840	0.87
Commercial loans										
Commercial business	264	1.15	1,789	7.00	3,868	13.62	1,656	5.54	1,046	3.33
Commercial real estate	237	0.16	3,402	2.28	5,267	3.55	8,085	5.46	1,807	1.21
Commercial construction	314	4.80	270	3.15	2,051	16.30	1,094	6.71	3,114	16.60
Commercial land	2,127	6.14	4,175	10.84	12,165	27.53	17,017	33.79	7,796	14.31
Total commercial loans	2,942	1.38	9,636	4.35	23,351	10.00	27,852	11.38	13,763	5.42
Consumer loans										
Home equity	2,974	3.00	2,669	2.66	4,379	4.32	3,017	2.97	2,432	2.42
Manufactured housing	834	1.24	1,145	1.71	950	1.46	638	1.01	763	1.23
Marine	184	1.14	195	1.16	401	2.31	621	3.45	608	3.24
Other consumer	724	4.89	399	2.59	430	2.73	748	4.60	860	4.99
Total consumer loans	4,716	2.39	4,408	2.21	6,160	3.09	5,024	2.52	4,663	2.35
Total net charge-offs	$ 9,005	1.38 %	$ 17,652	2.71 %	$ 32,159	4.91 %	$ 36,718	5.55 %	$ 20,266	3.02 %

*Represents an annualized rate

The decrease in net charge-offs for the quarter ended December 31, 2010 from the prior quarter was primarily the result of lower credit writedowns in the residential 1-4 family and all commercial loan categories as there were fewer loans requiring valuation adjustments on the underlying collateral.

The allowance for loan losses totaled $88.3 million or 3.42% of total loans at December 31, 2010, compared with $86.9 million or 3.39% of total loans at September 30, 2010 and $73.5 million or 2.78% of total loans at December 31, 2009. The increases in the allowance for loan losses were primarily the result of higher levels of nonperforming loans, evaluation of the fair value of the underlying collateral supporting these loans, and higher loss migration rates.

Quarterly Results of Operations

First Financial reported net income of $1.2 million for the three months ended December 31, 2010, compared with net losses of $(1.2) million for the three months ended September 30, 2010 and $(4.5) million for the three months ended December 31, 2009. Total revenue, which consists of net interest income and noninterest income, totaled $46.1 million for the three months ended December 31, 2010, compared with $49.9 million for the three months ended September 30, 2010 and $50.0 million for the three months ended December 31, 2009. Pre-tax, pre-provision earnings decreased to $12.3 million for the quarter ended December 31, 2010, compared with $15.2 million and $14.6 million for the quarters ended September 30, 2010 and December 31, 2009, respectively. The decreases were primarily the result of declines in total revenues as discussed below.

Net interest income

Net interest margin, on a fully tax-equivalent basis, was 3.83% for the quarter ended December 31, 2010, compared with 3.91% for the prior quarter and 3.96% for the same quarter last year. While First Financial realized a seven basis point reduction in cost of funds due to repricing of deposits and borrowed funds, a 15 basis point decrease in the average yield on assets resulted in a net decrease in net interest margin from the prior quarter. The decline from the same quarter last year was also a result of the reduction in the yield on assets exceeding the decline in cost of funds. First Financial continues to reprice deposits as market competition will support, and earning assets continue to reprice and be replaced with lower yielding assets.

Net interest income for the quarter ended December 31, 2010 was $30.3 million, a decrease of $590 thousand or 1.9% from the prior quarter and a decrease of $2.6 million or 8.0% from the same quarter last year. The decreases were primarily the result of the lower net interest margin, combined with a decrease in average earning assets. The decreases in average earning assets were primarily the result of a decline in loan balances due to lower loan demand from creditworthy borrowers and loan charge-offs, as well as using cash flow from investment securities to paydown borrowings.

Provision for loan losses

After determining what First Financial believes is an adequate allowance for loan losses based on the risk in the portfolio, the provision for loan losses is calculated based on the net effect of the quarterly change in the allowance for loan losses and net charge-offs. The provision for loan losses was $10.5 million for the quarter ended December 31, 2010, compared with $17.6 million for the linked quarter and $25.3 million for the same quarter last year. The decreases were primarily the result of lower net charge-offs and some stabilization in the level of impaired loans requiring specific reserves, combined with no significant additional valuation adjustments required as a result of updated appraisals.

Noninterest income

Noninterest income totaled $15.8 million for the quarter ended December 31, 2010, a decrease of $3.2 million or 16.9% from the prior quarter and a decrease of $1.3 million or 7.6% from the same quarter last year. The decrease from the prior quarter was primarily the result of lower mortgage and other loan income and a seasonal reduction in insurance revenue. The decrease in mortgage and other loan income was primarily the result of a reduction in pricing on the loans sold during the current quarter. The decrease in noninterest income from the same quarter of last year was primarily the result of lower other income due to a $1.2 million gain on the donation of a branch location recorded during the quarter ended December 31, 2009.

Noninterest expense

Noninterest expense totaled $33.8 million for the quarter ended December 31, 2010, a decrease of $925 thousand or 2.7% from the linked quarter and an increase of $1.2 million or 3.7% over the same quarter last year. As compared with the linked quarter, the decrease in noninterest expense was primarily the result of lower REO expenses, partially offset by increases in salaries and employee benefits and professional services. The $1.5 million decrease in REO expenses was primarily the result of fewer writedowns on REO properties to reflect further fair value declines for the underlying properties during the current quarter, combined with lower net losses on sales of REO properties. The $701 thousand increase in salaries and employee benefits was primarily the result of fiscal year end accrual and other adjustments resulting in a net credit recorded in the September 30, 2010 quarter and higher group insurance expense related to the level and timing of claims, partially offset by lower incentives and commissions paid in the current quarter. Professional services increased $486 thousand, primarily as a result of using external resources to assist in the implementation of several strategic initiatives including loss-share management, REO management, and compensation studies. The net decrease in the other noninterest expense categories was primarily the result of various expense management initiatives implemented throughout First Financial.

The increase in noninterest expense over the same quarter last year was primarily the result of higher salaries and employee benefits and professional services, partially offset by lower other expense. The $1.5 million increase in salaries and employee benefits was primarily the result of new positions added during 2010 in wealth management, correspondent lending, mortgage originations, operations and administrative areas. The increase in professional services was primarily the result of the outsourced services related to the aforementioned implementation of several strategic initiatives. The decrease in other expense was primarily the result of a $1.2 million contribution in conjunction with the donation of a branch location recorded during the quarter ended December 31, 2009.

Conference Call

R. Wayne Hall, president and CEO; Blaise B. Bettendorf, EVP and CFO; and Joseph W. Amy, EVP and CCO; will review the quarter's results in a conference call at 2:00 PM (ET), January 26, 2011. The live audio webcast is available on First Financial's website at www.firstfinancialholdings.com and will be available for 90 days.

About First Financial

First Financial Holdings, Inc. ("First Financial", NASDAQ: FFCH) is a premier financial services provider offering integrated financial solutions, including personal, business, wealth management, and insurance. First Financial serves individuals and businesses throughout coastal South Carolina, as well as the Florence, Columbia, and upstate regions of South Carolina and Burlington, and Wilmington, North Carolina. First Financial subsidiaries include: First Federal Savings and Loan Association of Charleston ("First Federal"); First Southeast Insurance Services, Inc., an insurance agency; Kimbrell Insurance Group, Inc., a managing general insurance agency; First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor; and First Southeast Investor Services, Inc., a registered broker-dealer. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional information about First Financial is available at www.firstfinancialholdings.com.

Non-GAAP Financial Information

In addition to results presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this press release includes non-GAAP financial measures such as the tangible common equity to tangible assets ratio, tangible common book value per share, the efficiency ratio, and pre-tax pre-provision earnings. First Financial believes these non-GAAP financial measures provide additional information that is useful to investors in understanding its underlying performance, business, and performance trends and such measures help facilitate performance comparisons with others in the banking industry. Non-GAAP measures have inherent limitations, are not required to be uniformly applied, and are not audited. Readers should be aware of these limitations and should be cautious to their use of such measures. To mitigate these limitations, First Financial has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and to ensure that its performance is properly reflected to facilitate consistent period-to-period comparisons. Although management believes the above non-GAAP financial measures enhance investors' understanding of First Financial's business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

First Financial believes the exclusion of goodwill and other intangible assets facilitates the comparison of results for ongoing business operations. The tangible common equity ("TCE") ratio and tangible common book value per share ("TBV") have become a focus of some investors, analysts and banking regulators. Management believes these measures may assist in analyzing First Financial's capital position absent the effects of intangible assets and preferred stock. Because TCE and TBV are not formally defined by GAAP or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures. However, analysts and banking regulators may assess First Financial's capital adequacy using TCE or TBV, therefore, management believes that it is useful to provide investors the ability to assess its capital adequacy on the same basis.

In accordance with industry standards, certain designated net interest income amounts are presented on a taxable equivalent basis, including the calculation used in the efficiency ratio.

First Financial believes that pre-tax, pre-provision earnings are a useful measure in assessing its core operating performance, particularly during times of economic stress. This measurement, as defined by management, represents total revenue (net interest income plus noninterest income) less noninterest expense. As recent results for the banking industry demonstrate, credit writedowns, loan charge-offs, and related provisions for loan losses can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability important to investors.

Refer to the Selected Financial Information Table and the Non-GAAP Reconciliation Table later in this release for additional information.

Forward-Looking Statements

Statements in this release that are not statements of historical fact, including without limitation, statements that include terms such as "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook," or similar expressions or future conditional verbs such as "may," "will," "should," "would," or "could" constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding First Financial's future financial and operating results, plans, objectives, expectations and intentions involve risks and uncertainties, many of which are beyond First Financial's control or are subject to change. No forward-looking statement is a guarantee of future performance and actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level and trend of delinquent and nonperforming loans and charge-offs, changes in First Federal's allowance for loan losses and provision for loan losses that may be affected by deterioration in the housing and real estate markets; results of examinations by banking regulators, including the possibility that any such regulatory authority may, among other things, require First Federal to increase its reserve for loan losses, writedown assets, change First Financial's regulatory capital position or affect its ability to borrow funds or maintain or increase deposits, which could adversely affect liquidity and earnings; First Financial's ability to control operating costs and expenses, First Financial's ability to successfully integrate any assets, liabilities, customers, systems, and management personnel acquired or may in the future acquire into its operations and its ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto, competitive conditions between banks and non-bank financial services providers, and regulatory changes including the Dodd-Frank Wall Street Reform and Consumer Protection Act. Other risks are also detailed in First Financial's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's website www.sec.gov. Other factors not currently anticipated may also materially and adversely affect First Financial's results of operations, financial position, and cash flows. There can be no assurance that future results will meet expectations. While First Financial believes that the forward-looking statements in this release are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. First Financial does not undertake, and expressly disclaims any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

FIRST FINANCIAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
		(audited)			
ASSETS					
Cash and due from banks	$ 48,521	$ 49,821	$ 53,575	$ 54,488	$ 58,241
Interest-bearing deposits with banks	7,905	10,726	8,433	7,599	8,188
Total cash and cash equivalents	56,426	60,547	62,008	62,087	66,429
Investment securities:					
Securities available for sale, at fair value	372,277	407,976	413,617	446,414	478,768
Securities held to maturity, at amortized cost	21,948	22,529	22,512	22,496	22,481
Nonmarketable securities - FHLB stock	41,273	42,867	46,141	46,141	46,141
Total investment securities	435,498	473,372	482,270	515,051	547,390
Loans	2,583,367	2,564,348	2,590,819	2,612,215	2,644,202
Less: Allowance for loan losses	88,349	86,871	86,945	82,731	73,534
Net loans	2,495,018	2,477,477	2,503,874	2,529,484	2,570,668
Loans held for sale	28,528	28,400	15,030	12,681	22,903
Premises and equipment, net	82,847	83,413	83,529	83,417	80,113
Goodwill	28,260	28,260	28,260	28,024	28,025
Other intangible assets, net	9,515	9,754	9,997	10,228	10,470
FDIC indemnification asset, net	68,326	67,583	66,794	65,461	64,130
Other assets	96,920	94,209	72,582	74,434	86,020
Total assets	$ 3,301,338	$ 3,323,015	$ 3,324,344	$ 3,380,867	$ 3,476,148
LIABILITIES					
Deposits:					
Noninterest-bearing	$ 220,861	$ 223,915	$ 223,058	$ 220,375	$ 216,221
Interest-bearing	2,188,751	2,191,148	2,240,599	2,233,655	2,077,206
Total deposits	2,409,612	2,415,063	2,463,657	2,454,030	2,293,427
Advances from FHLB	497,106	508,235	478,364	530,493	565,622
Other short-term borrowings	812	812	813	812	181,812
Long-term debt	46,392	46,392	46,392	46,392	46,392
Other liabilities	32,094	34,323	11,321	14,139	34,441
Total liabilities	2,986,016	3,004,825	3,000,547	3,045,866	3,121,694
SHAREHOLDERS' EQUITY					
Preferred stock	1	1	1	1	1
Common stock	215	215	215	215	214
Additional paid-in capital	195,090	194,767	195,175	194,821	194,654
Treasury stock, at cost	(103,563)	(103,563)	(103,563)	(103,563)	(103,563)
Retained earnings	221,304	221,920	224,871	238,708	259,511
Accumulated other comprehensive income	2,275	4,850	7,098	4,819	3,637
Total shareholders' equity	315,322	318,190	323,797	335,001	354,454
Total liabilities and shareholders' equity	$ 3,301,338	$ 3,323,015	$ 3,324,344	$ 3,380,867	$ 3,476,148

FIRST FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

			Three Months Ended		
(in thousands, except share data)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
INTEREST INCOME					
Interest and fees on loans	$ 36,366	$ 36,752	$ 37,485	$ 38,267	$ 40,018
Interest and dividends on investments	5,023	5,562	5,882	6,132	6,964
Other	695	810	914	1,017	1,118
Total interest income	42,084	43,124	44,281	45,416	48,100
INTEREST EXPENSE					
Interest on deposits	7,600	8,042	8,189	7,835	8,718
Interest on borrowed money	4,224	4,232	4,863	6,085	6,494
Total interest expense	11,824	12,274	13,052	13,920	15,212
NET INTEREST INCOME	30,260	30,850	31,229	31,496	32,888
Provision for loan losses	10,483	17,579	36,373	45,915	25,327
Net interest income (loss) after provision for loan losses	19,777	13,271	(5,144)	(14,419)	7,561
NONINTEREST INCOME					
Service charges on deposit accounts	6,278	6,446	6,645	6,183	6,300
Insurance	5,291	6,273	6,298	7,507	5,429
Mortgage and other loan income	2,636	4,382	2,469	2,104	2,439
Trust and plan administration	1,177	1,087	1,016	1,040	1,269
Brokerage fees	514	591	644	550	496
Other	476	510	1,944	797	1,698
Net securities losses	(534)	(230)	(311)	(1,818)	(494)
Total noninterest income	15,838	19,059	18,705	16,363	17,137
NONINTEREST EXPENSE					
Salaries and employee benefits	19,287	18,586	18,894	18,697	17,780
Occupancy costs	2,370	2,516	2,308	2,442	2,447
Furniture and equipment	2,003	2,373	2,256	2,052	2,139
Real estate owned expenses, net	1,254	2,723	925	1,915	1,560
FDIC insurance and regulatory fees	1,180	1,274	1,112	1,345	941
Professional services	1,567	1,081	1,454	859	767
Advertising and marketing	612	951	707	821	786
Other loan expense	773	514	335	403	417
Intangible asset amortization	239	243	231	243	243
Other expense	4,507	4,456	4,881	4,519	5,514
Total noninterest expense	33,792	34,717	33,103	33,296	32,594
Income (loss) before income taxes	1,823	(2,387)	(19,542)	(31,352)	(7,896)
Income tax expense (benefit)	656	(1,215)	(7,513)	(12,296)	(3,364)
NET INCOME (LOSS)	$ 1,167	$ (1,172)	$ (12,029)	$ (19,056)	$ (4,532)
Preferred stock dividends	813	813	813	813	813
Accretion on preferred stock discount	144	142	140	138	136
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$ 210	$ (2,127)	$ (12,982)	$ (20,007)	$ (5,481)
Net income (loss) per common share:					
Basic	$ 0.01	$ (0.13)	$ (0.79)	$ (1.21)	$ (0.33)
Diluted	$ 0.01	$ (0.13)	$ (0.79)	$ (1.21)	$ (0.33)
Average common shares outstanding:					
Basic	16,527	16,527	16,527	16,526	16,464
Diluted	16,529	16,527	16,527	16,526	16,464

FIRST FINANCIAL HOLDINGS, INC.
SELECTED FINANCIAL INFORMATION (Unaudited)

(in thousands, except ratios)	For the Quarter Ended December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Average for the Quarter					
Total assets	$ 3,323,825	$ 3,316,098	$ 3,358,635	$ 3,429,172	$ 3,487,674
Earning assets	3,152,332	3,140,295	3,192,199	3,256,664	3,310,293
Loans	2,614,918	2,602,059	2,617,584	2,645,741	2,684,929
Deposits	2,424,807	2,450,148	2,466,284	2,334,035	2,312,129
Interest-bearing liabilities	2,740,685	2,743,785	2,790,884	2,854,834	2,859,012
Shareholders' equity	318,202	321,379	330,829	346,194	356,897
Performance Metrics					
Return on average assets	0.04 %	(0.14) %	(1.43) %	(2.22) %	(0.52) %
Return on average shareholders' equity	0.37	(1.46)	(14.54)	(22.02)	(5.08)
Net interest margin (FTE) [1]	3.83	3.91	3.94	3.94	3.96
Efficiency ratio (non-GAAP)	72.22	69.04	65.69	66.83	64.29
Pre-tax pre-provision earnings (non-GAAP)	$ 12,306	$ 15,192	$ 16,831	$ 14,563	$ 17,431
Credit Quality Metrics					
Allowance for loan losses as a percent of loans	3.42 %	3.39 %	3.36 %	3.17 %	2.78 %
Allowance for loan losses as a percent of nonperforming loans	56.41	61.54	65.75	60.94	67.55
Nonperforming loans as a percent of loans	6.06	5.51	5.10	5.20	4.12
Nonperforming assets as a percent of loans and other repossessed assets acquired	6.77	5.94	5.56	5.63	4.87
Nonperforming assets as a percent of total assets	5.34	4.61	4.35	4.37	3.73
Net loans charged-off as a percent of average loans (annualized)	1.38	2.71	4.91	5.55	3.02
Net loans charged-off	$ 9,005	$ 17,652	$ 32,159	$ 36,718	$ 20,266

(1) Net interest margin is presented on an annual basis, includes taxable equivalent adjustments to interest income and is based on a federal tax rate of 35%.

FIRST FINANCIAL HOLDINGS, INC.
Non-GAAP Reconciliation (Unaudited)

(in thousands, except per share data)	For the Quarter Ended December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Efficiency Ratio					
Net interest income (A)	$ 30,260	$ 30,850	$ 31,229	$ 31,496	$ 32,888
Taxable equivalent adjustment (B)	157	149	148	148	183
Noninterest income (C)	15,838	19,059	18,705	16,363	17,137
Net securities losses (D)	(534)	(230)	(311)	(1,818)	(494)
Noninterest expense (E)	33,792	34,717	33,103	33,296	32,594
Efficiency Ratio: E/(A+B+C-D) (non-GAAP)	72.22 %	69.04 %	65.69 %	66.83 %	64.29 %
Tangible Assets and Tangible Common Equity					
Total assets	$ 3,301,338	$ 3,323,015	$ 3,324,344	$ 3,380,867	$ 3,476,148
Goodwill	(28,260)	(28,260)	(28,260)	(28,024)	(28,025)
Other intangible assets, net	(9,515)	(9,754)	(9,997)	(10,228)	(10,470)
Tangible assets (non-GAAP)	$ 3,263,563	$ 3,285,001	$ 3,286,087	$ 3,342,615	$ 3,437,653
Total shareholders' equity	$ 315,322	$ 318,190	$ 323,797	$ 335,001	$ 354,454
Preferred stock	(65,000)	(65,000)	(65,000)	(65,000)	(65,000)
Goodwill	(28,260)	(28,260)	(28,260)	(28,024)	(28,025)
Other intangible assets, net	(9,515)	(9,754)	(9,997)	(10,228)	(10,470)
Tangible common equity (non-GAAP)	$ 212,547	$ 215,176	$ 220,540	$ 231,749	$ 250,959
Shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,526
Tangible common equity to tangible assets (non-GAAP)	6.51 %	6.55 %	6.71 %	6.93 %	7.30 %
Tangible common book value per share (non-GAAP)	$ 12.86	$ 13.02	$ 13.34	$ 14.02	$ 15.19
Pre-tax pre-provision earnings					
Income (loss) before income taxes	$ 1,823	$ (2,387)	$ (19,542)	$ (31,352)	$ (7,896)
Provision for loan losses	10,483	17,579	36,373	45,915	25,327
Pre-tax pre-provision earnings (non-GAAP)	$ 12,306	$ 15,192	$ 16,831	$ 14,563	$ 17,431

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